UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2010

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required)

For the transition period from              to

Commission file number 1-14946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEMEX, Inc. Savings Plan

920 Memorial City Way, Suite 100

Houston, TX 77024

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

CEMEX, INC. SAVINGS PLAN

Financial Statements and

Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm)

CEMEX, INC. SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2010	3

Notes to Financial Statements	4-12

Supplemental Schedule - Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2010	13

The following schedules required by the Department of Labor’s Rules and Regulations are omitted because of the absence of conditions under which they are required:

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule G, Part II - Schedule of Leases in Default or Classified as Uncollectible

Schedule G, Part III - Nonexempt Transactions

Schedule H, Line 4(a) - Delinquent Employee Contributions and Loan Repayments

Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)

Schedule H, Line 4(j) - Schedule of Reportable Transactions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of

CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with generally accepted accounting principles in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MFR, P.C.

Houston, Texas

June 23, 2011

Continued

1

CEMEX, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value:
Mutual funds	$298,605,117
Common collective trust funds	88,700,494
Stable value fund	130,253,494
Employer stock	36,262,139
Cash equivalents	104,319
Plan interest in CEMEX, Inc. Savings Plan Trust		552,972,831

Total investments, at fair value	553,925,563	552,972,831
Noninterest bearing cash		157,263
Receivables:
Notes receivable from Plan participants	31,319,877	32,331,133
Employee contributions receivable	594,417	633,514
Employer contributions receivable	232,742	249,596
Investment trades and other receivables	770,511	663,137

Total assets	586,843,110	587,007,474

Liabilities
Excess contribution refunds	72,410	326,091
Investment trades and other payables	32,540	48,123

Total liabilities	104,950	374,214

Net assets available for benefits at fair value	586,738,160	586,633,260
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,623,824)	(3,062,281)

Net assets available for benefits	$583,114,336	583,570,979

See accompanying notes to financial statements.

2

CEMEX, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets:
Contributions:
Participant contributions	$24,531,418
Employer contributions	8,556,126

Total contributions	33,087,544

Investment income:
Net appreciation in fair value of investments	40,400,079
Dividends and interest	10,601,504
Other Plan income	45,099

Total investment income	51,046,682

Interest on notes receivable from Plan participants	2,077,105

Total additions to net assets	86,211,331

Deductions from net assets:
Benefits paid to participants	86,027,846
Excess contribution refunds	72,410
Administrative fees and expenses	567,718

Total deductions from net assets	86,667,974

Net decrease in net assets available for benefits	(456,643)
Net assets available for benefits:
Beginning of year	583,570,979

End of year	$583,114,336

See accompanying notes to financial statements.

3

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

1.	Plan Description

General

The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies. Effective January 1, 2001, CEMEX, Inc. (the Sponsor) assumed sponsorship of the Cemex USA Management, Inc. Savings Plan and changed the plan’s name to CEMEX, Inc. Savings Plan (the Plan). The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan was amended in 2009 to comply with current regulations.

Effective December 31, 2009, the United Metro/Operating Engineers Local 428/Arizona District Counsel of Laborers 401(k) Savings Plan was merged into the Plan. In connection with the merger, assets of approximately $4,635,000 were transferred into the Plan.

Effective October 1, 2010, the Sponsor entered into a Trust Agreement (the Agreement) with Fidelity Management Trust Company (the Trustee). In connection therewith, assets of approximately $556,707,000 were transferred to the Trustee from Charles Schwab Trust Company.

The following brief description of the Plan is provided for general information purposes only and is as of December 31, 2010, unless otherwise noted. The capitalized words and phrases used in the following subsections of this note shall have the meanings as set forth in the Plan Agreement and are as of December 31, 2010, unless otherwise noted. Participants should refer to the amended and restated Plan Agreement for a complete description of the Plan’s provisions.

Eligibility

Except as otherwise noted, Employees of CEMEX, Inc. and its affiliated companies (collectively, Employer) that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar month following the Employee’s date of hire. All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan. Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc., or any company in any country operating under the parent company of CEMEX, S.A.B. de C.V., shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan. The employee shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan. Any employee who is a nonresident alien with no United States source income, working outside the United States, is a leased employee, or an individual contractor, shall be excluded from participating in the Plan.

Effective January 1, 2011, except as otherwise noted, the Plan was amended so that each new Employee will be automatically enrolled in the Plan at a salary deferral rate of 5% following ninety days of service. Prior to new participants’ initial salary deferrals, participants will have the option to opt out of the Plan or to increase their salary deferral rate.

4	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Contributions

Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis. Participants who are or will attain age 50 years old or older before the close of the Plan’s year are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their participant contributions into various investment options offered by the Plan.

Effective January 1, 2009, the Plan was amended so that the Employer contributions will be made in cash and then invested in accordance with the participant’s existing investment elections. The Employer contributions formerly were in the form of American Depository Shares representing common stock of CEMEX, S.A.B. de C.V. (CEMEX stock) and a participant was allowed, at any time after the CEMEX stock was credited to his or her account, to make a diversification election and exercise investment discretion with respect to the Employer matching contribution.

Effective May 1, 2009, the Employer matching contribution was changed to 60% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 5% of the participant’s eligible compensation, unless otherwise specified by a collective bargaining agreement.

Participant accounts

Separate accounts are maintained for each participant. Participant accounts are credited with the participant’s contribution and allocations of the Employer’s contributions and Plan earnings. Allocations are based on each participant’s earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon. Vesting in the Employers’ matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of Active Service, among other things, and is further defined in the Plan Agreement. The maximum years of Active Service required for 100% vesting is five years.

Forfeitures

Forfeited amounts are first used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement. If any amount remains after that allocation, it may be used to reduce Employer contributions or pay expenses of administering the Plan. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $808,353 and $1,573,625, respectively. During fiscal year 2010, Employer contributions were reduced by $1,278,774 from forfeited non-vested accounts.

5	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Benefit payments

Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2 , or by incurring a death, disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement. Prior to the asset transfer and change in trustees disclosed in Note 1, participants had the right to elect that their portion of account balances invested in full shares of CEMEX stock or Crane Company common stock be distributed in-kind. Since the asset transfer and change in trustees disclosed in Note 1, participants may elect that their portion of account balances invested in full shares of CEMEX stock be distributed in-kind.

Unless timely election is made, participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Benefits Committee.

Notes receivable from participants

A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions. A participant may only have two loans outstanding at the same time.

Plan termination

Although no interest has been expressed, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Employer contributions account. Participant contributions are always 100% vested.

2.	Significant Accounting Policies

Basis of accounting and use of estimates

The financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

6	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

The financial statements reflect the adoption of Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. As required, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value for the INVESCO Stable Value Fund. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by this reporting requirement.

Fair value measurements

Fair Value Measurements establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: Valued at the fair value of the underlying securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis at fair value as of December 31, 2010:

	000000000000	000000000000	000000000000	000000000000
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap equity	$86,902,067			86,902,067
Fixed income	65,736,998			65,736,998
Target date funds	58,778,245			58,778,245
International equity	44,620,320			44,620,320
Small/mid cap equity	30,469,676			30,469,676
Real estate	12,097,811			12,097,811

Total mutual funds	$298,605,117	—	—	298,605,117

Collective trusts:
Fixed income		134,442,140		134,442,140
Large cap equity		56,972,263		56,972,263
International equity		27,539,585		27,539,585

Total collective trusts	$—	218,953,988	—	218,953,988

Employer stock	36,262,139			36,262,139

Money market funds	103,240	1,079		104,319

Total assets at fair value	$334,970,496	218,955,067		553,925,563

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis at fair value as of December 31, 2009:

	000000000000	000000000000	000000000000	000000000000
	Level 1	Level 2	Level 3	Total
Master Trust assets:
Mutual funds:
Large cap equity	$91,824,094			91,824,094
Fixed income	71,533,745			71,533,745
International equity	47,472,412			47,472,412
Small/mid cap equity	28,829,562			28,829,562
Real estate	12,096,656			12,096,656

Total mutual funds	$251,756,469	—	—	251,756,469

Collective trusts:
Fixed income		164,399,502		164,399,502
Large cap equity		62,575,903		62,575,903
International equity		29,774,265		29,774,265

Total collective trusts	$—	256,749,670	—	256,749,670

Employer stock	44,320,720			44,320,720

Money market funds	134,903	11,069		145,972

Total Master Trust assets at fair value	$296,212,092	256,760,739		552,972,831

8	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and money market funds are valued at the closing net asset value of shares held at year-end. Investments in common stock are valued at fair value based on quoted market prices as of the date of the financial statements. The investment in the collective trust (stable value fund) is valued at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit payments

Benefits are recorded when paid.

Administrative expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions. Loan fees are paid by the borrowing participant. Legal, accounting and certain administrative costs of the Plan are paid by the Employer.

3.	Federal Income Tax Status

The Plan obtained its latest determination letter on April 13, 2009 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4.	Interest in CEMEX, Inc. Savings Plan Trust

As of December 31, 2009, the Plan’s investments were in a Master Trust which was established on August 1, 2005 for the investment of assets of the Plan and other Employer sponsored retirement plans. Each participating retirement plan had an undivided interest in the Master Trust. Investment income and administrative expenses relating to the Master Trust were allocated to the individual plans based upon average monthly balances invested by each plan. At December 31, 2009, the Plan was the only participating plan in the Master Trust and as such, had a 100% interest in the Master Trust.

9	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

The Master Trust Agreement terminated October 1, 2010, which is the effective date of the Trust Agreement with Fidelity Management Trust Company.

The following table presents the investments for the Master Trust as of December 31, 2009:

INVESCO Stable Value Fund	$156,010,917
PIMCO Total Return Fund	71,533,745
State Street S&P 500 Flagship Series Fund	62,575,903
Washington Mutual Investors Fund	52,154,324
CEMEX stock	44,250,416
Growth Fund of America	39,669,770
EuroPacific Growth Fund	26,377,436
Franklin Balance Sheet Investment Fund	17,857,960
State Street Russell 2000 Index Fund	16,247,557
State Street Daily EAFE Index Fund	13,526,708
American Century Real Estate Fund	12,096,656
Lazard Emerging Markets Portfolio Fund	11,241,261
Franklin Small Mid-Cap Growth Fund	10,971,602
MFS International New Discovery Fund	9,853,715
State Street Passive Bond Market Index Fund	8,388,585
Vanguard Prime Money Market Fund	134,903	*
Crane Company common stock	70,304
Federated Capital Reserve Account	11,069

Total investments at fair value	552,972,831
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,062,281)

Total investments	$549,910,550

*	This amount represents a non-participant directed investment.

5.	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2010	2009
INVESCO Stable Value Fund	$126,629,670
PIMCO Total Return Fund	65,736,998
State Street S&P 500 Flagship Series Fund	56,972,263
Washington Mutual Investors Fund	49,215,277
Growth Fund of America	37,686,790
CEMEX stock	36,262,139
Interest in CEMEX, Inc. Savings Plan Trust	—	549,910,550

10	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

6.	Concentration of Cash

During the year ended December 31, 2009, the Plan had demand deposits in a banking institution that exceeded the Federal Deposit Insurance Corporation insurance amount. Management believes that the credit risk exposure to the Plan is mitigated by the financial strength of the banking institution in which the deposits are held. In monitoring the credit risk, management of the Plan periodically evaluates the stability of the financial institution.

7.	Risks and Uncertainties

The Plan provides for investment in a various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$583,114,336	583,570,979
Benefits payable	(19,015)
Adjustment to contract value	3,623,824	3,062,281

Net assets available for benefits per the Form 5500	$586,719,145	586,633,260

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(456,643)
Less: Benefits payable at December 31, 2010	(19,015)
Less: Adjustment to contract value, December 31, 2010	3,623,824
Add: Adjustment to contract value, December 31, 2009	(3,062,281)

Net increase in net assets available for benefits per the Form 5500	$85,885

The following is a reconciliation of benefits paid to participants per the 2010 financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$86,027,846
Add: Benefits payable at December 31, 2010	19,015

Benefits paid to participants per the Form 5500	$86,046,861

11	Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

9.	Party-in-Interest Transactions

Certain Plan investments are American Depository Shares representing common stock of CEMEX, S.A.B. de C.V. The Plan’s transactions involving the CEMEX stock qualify as party-in-interest transactions. However, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

10.	Subsequent Events

Subsequent events have been evaluated through June 23, 2011, which is the date the financial statements were issued.

12	Continued

Supplemental Schedule H, Line 4(i)

Plan Sponsor No. 72-0296500

Plan No. 001

CEMEX, INC. SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Invesco National Trust Company	Stable Value Fund; 71,073,583 shares	**	$126,629,670
	PIMCO	Total Return Fund; 6,058,710 shares	**	65,736,998
	State Street Global Advisors	SSgA S&P 500 Index Fund; 2,357,440 shares	**	56,972,263
	American Funds	Washington Mutual Investors Fund R4; 1,814,723 shares	**	49,215,277
	American Funds	Growth Fund of America R4; 1,248,320 shares	**	37,686,790
*	CEMEX, S.A.B. de C.V.	American Depository Shares; 3,385,821 shares	**	36,262,139
	American Funds	EuroPacific Growth Fund R4; 579,239 shares	**	23,563,463
	Franklin Templeton Investments	Franklin Balance Sheet Fund; 389,383 shares	**	18,390,561
	State Street Global Advisors	SSgA Russell 2000 Index Fund; 608,812 shares	**	16,872,621
	American Century Investments	American Century Real Estate Fund; 659,281 shares	**	12,097,811
	Franklin Templeton Investments	Franklin Small Mid-Cap Growth Fund; 323,750 shares	**	12,079,115
	Lazard Asset Management LLC	Lazard Emerging Markets Equity Institutional Fund; 531,796 shares	**	11,582,528
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund; 654,532 shares	**	10,760,512
	State Street Global Advisors	SSgA Daily EAFE Index Fund; 621,364 shares	**	10,666,964
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund; 883,289 shares	**	10,634,800
	MFS Fund Distributors, Inc.	MFS International New Discovery Fund R4; 432,618 shares	**	9,474,329
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund; 749,271 shares	**	8,908,835
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund; 422,209 shares	**	7,295,769
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund; 466,071 shares	**	5,700,051
	State Street Global Advisors	SSgA Bond Market Index Fund; 294,788 shares	**	4,188,646
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund; 271,638 shares	**	4,166,922
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund; 225,722 shares	**	3,932,070
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund; 317,384 shares	**	3,684,824
	T. Rowe Price	T. Rowe Price Retirement Income Fund; 222,939 shares	**	2,922,727
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund; 35,164 shares	**	398,763
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund; 21,907 shares	**	213,374
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund; 16,573 shares	**	159,598
	Vanguard	Prime Money Market Fund; 103,240 shares	**	103,240
*	Notes receivable from participants	4.25% to 9.75%; 1-10 year term; payable monthly	**	31,319,877

		Non-participant Directed Investment

*	Fidelity	Fidelity Cash Reserves Money Market Fund; 1,079 shares	$1,079	1,079

				$581,621,616

*	Party-in-interest as defined by ERISA.
**	Cost information is not required as these assets are participant directed.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS PLAN

By:	/s/ Gerardo Guerra
Name: Gerardo Guerra
Title: Authorized Signatory

Date: June 23, 2011

EXHIBIT INDEX

Exhibit No.	Description

1.	Consent of MFR, P.C. to the incorporation by reference into the Registration Statement (File No. 333-83962) on Form S-8 of CEMEX, S.A.B. de C.V. of its report, dated June 23, 2011, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 31, 2010 and 2009.